Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 8 DATED SEPTEMBER 14, 2015

TO THE PROSPECTUS DATED APRIL 29, 2015

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated April 29, 2015, Supplement No. 5 dated July 17, 2015, Supplement No. 6 dated August 11, 2015 and Supplement No. 7 dated August 18, 2015. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1) the status of the offering of shares of common stock of the Company;

(2) an update to recent real property acquisitions; and

(3) updates regarding the management of our Advisor.

Status of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. As of September 10, 2015, we had accepted investors’ subscriptions for and issued approximately 37,187,000 shares of Class A common stock in the Offering, resulting in receipt of gross proceeds of approximately $369,382,000. As of September 10, 2015, we had approximately $1,980,618,000 in Class A shares and Class T shares of common stock remaining in our Offering.

Other Recent Real Property Acquisitions

The following information replaces in its entirety the first sentence of the fourth full paragraph on page 16 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the fourth full paragraph on page 129 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

As of September 14, 2015, we purchased, since inception, 12 other properties for an aggregate purchase price of approximately $121,298,000, plus closing costs, a consolidated annual base rent at acquisition of approximately $9,048,000 and weighted average rent escalations of 1.98%.

The following information supplements, and should be read in conjunction with, the second table beginning on page 16 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 129 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Major Tenant(2)	Location(3)	Date Acquired	Purchase Price	Property Taxes		Fees Paid to Sponsor(1)	Total Rentable Square Feet	% of Total Rentable Square Feet Leased	Lease Expiration
Minnetonka Data Center	(5)	Minnetonka, MN	08/28/2015	$19,900,000	$348,653	(4)	$398,000	135,240	100.00%	(5)

(1)	Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 96 of the prospectus.
(2)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property.
(3)	Our property is located in the metropolitan area of its city and as such may compete with other facilities for tenants if the current leases are not renewed.
(4)	Represents the real estate taxes on the property for 2014.
(5)	The major tenants are tw telecom of minnesota llc and Uroplasty, LLC. Tw telecom of minnesota llc leases 78.4% of the rentable square feet and has a lease expiration date of June 30, 2024 and Uroplasty, LLC leases 13.5% of the rentable square feet and has a lease expiration date of June 30, 2019. Tw telecom of minnesota llc is owned by Level 3 Communications, Inc. which has a credit rating of B2 by Moody’s Investor Services, BB- by Standard & Poor’s Rating Services and B+ by Fitch Ratings. Uroplasty, LLC is not a rated entity.
*	We believe the property is suitable for its present and intended purpose and is adequately covered by insurance.

Recent Real Property Acquisitions

The following information replaces in its entirety the first sentence of the second full paragraph on page 128 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

As of September 14, 2015 on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned 100% of the fee simple interest in 21 properties located in various states, consisting of approximately 1,208,000 gross rentable square feet of commercial space with a consolidated weighted average yield of 8.22% and average annual rent escalations of 1.90%.

KeyBank Credit Facility

The following information supplements, and should be read in conjunction with, the discussion contained in the “Investment Objectives, Strategy and Policies—Entry into a Credit Facility” section beginning on page 131 of the prospectus:

The following table presents information on the properties in which CVOP II has pledged its security interests that serve as collateral for the KeyBank Credit Facility since August 11, 2015:

Property(1)	Date Added	Pool Availability(2)
Post Acute Warm Springs Specialty Hospital of Luling	08/19/2015	$5,886,779
Minnetonka Data Center	08/28/2015	$11,888,639
Houston Surgical Hospital and LTACH	08/31/2015	$27,329,736

(1)	CVOP II has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Credit Facility Amendment.
(2)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the KeyBank Credit Facility Amendment.

As of the date of this prospectus supplement, the total pool availability was $180,000,000 and the remaining aggregate pool availability was $110,000,000.

Updates Regarding the Management of our Advisor

The following information replaces in its entirety the biographical information of John E. Carter in the “Management—Executive Officers and Directors” section beginning on page 80 of the prospectus:

John E. Carter has served as our Chief Executive Officer and Chairman of our board of directors since January 2013 and has served as Chief Executive Officer and Chairman of the board of directors of Carter Validus Mission Critical REIT, Inc. since December 2009. Mr. Carter also served as our President from January 2013 to March 2015 and served as President of Carter Validus Mission Critical REIT, Inc. from December 2009 to March 2015. He also has served as Co-Chief Executive Officer since August 2015 and a member of the Investment Committee of Carter Validus Advisors II, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services II, LLC since January 2013. Mr. Carter also served as Chief Executive Officer of Carter Validus Advisors II, LLC from January 2013 to August 2015. He has also served as Chief Executive Officer and a member of the Investment Management Committee of Carter/Validus Advisors, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services, LLC since December 2009. Mr. Carter also served on the Board of Managers for Validus/Strategic Capital Partners, LLC (now Strategic Capital Management Holdings, LLC) from November 2010 to August 2014. Mr. Carter has more than 33 years of real estate experience in all aspects of leasing, asset management, acquisitions, finance, investment and corporate advisory services. Mr. Carter is Vice Chairman and a principal of Carter & Associates, L.L.C., or Carter & Associates, one of the principals of our sponsor. Mr. Carter has served in such capacities since he merged his company, Newport Partners, LLC, or Newport Partners, to Carter & Associates in January 2000. Mr. Carter founded Newport Partners in November 1989 and grew the company into a full-service real estate firm with approximately 63 associates throughout Florida. Prior to November 1989, Mr. Carter worked for two years at Trammel Crow Company. In the early 1980s, he spent five years at Citicorp where he focused primarily on tax shelter, Industrial Revenue Bonds (IRBs) and other real estate financing transactions. He also is a founding board member of GulfShore Bank, a community bank located in Tampa, Florida. Mr. Carter obtained a Bachelor’s degree in Economics with a minor in Mathematics from St. Lawrence University in Canton, New York in 1982 and a Masters in Business Administration from Harvard University in Cambridge, Massachusetts in 1989. Mr. Carter was selected to serve as a director because he is the Company’s Chief Executive Officer, has significant real estate experience in various areas and has been a partner with our sponsor for over ten years. He has expansive knowledge of the real estate industry and has relationships with chief executives and other senior management at numerous real estate companies. Mr. Carter brings a unique and valuable perspective to our board of directors.

The following information replaces in its entirety the biographical information of Michael A. Seton in the “Management—Executive Officers and Directors” section beginning on page 80 of the prospectus:

Michael A. Seton has served as our President and also the President of Carter Validus Mission Critical REIT, Inc. since March 2015. He also has served as Co-Chief Executive Officer since August 2015 and the President and a member of the Investment Committee of Carter Validus Advisors II, LLC and the President of our sponsor, Carter Validus REIT Management Company II, LLC, since January 2013. He has also served as the Co-Chief Executive Officer since August 2015, the President of Carter/Validus Advisors, LLC and the President of Carter Validus REIT Investment Management Company, LLC since December 2009. Mr. Seton is responsible for day-to-day oversight of all of our business operations, including acquisitions, underwriting, capital markets and all operational aspects of the business asset management.

Mr. Seton has more than 20 years of real estate investment and finance experience. From December 1996 until June 2009, Mr. Seton worked for Eurohypo AG (including its predecessor organizations) in New York, New York. At Eurohypo AG, Mr. Seton was a Managing Director and Division Head in the Originations Group, leading a team of 12 professionals in the origination, structuring, documenting, closing and syndication of real estate financings for private developers and owners, REITs, and real estate operating companies. Real estate finance transactions in which Mr. Seton was involved included both on and off-balance sheet executions, including senior debt and mezzanine financings. Mr. Seton has been directly involved in over $35 billion in acquisitions and financings during his real estate career. Mr. Seton obtained a Bachelor of Science in Economics from Vanderbilt University in Nashville, Tennessee in 1994.

The following table replaces in its entirety the table on page 88 contained in the “Management—The Advisor” section of the prospectus:

The officers and key personnel of our advisor are as follows:

Name	Age	Position(s)
John E. Carter	55	Co-Chief Executive Officer and Member of Investment Committee
Michael A. Seton	43	Co-Chief Executive Officer, President and Member of Investment Committee
Lisa Drummond	51	Chief Operating Officer and Secretary
Todd M. Sakow	43	Chief Financial Officer and Treasurer
Christof Hammerli	41	Chief Acquisitions Officer
Robert Winslow	65	Executive Vice President of Asset Management and Member of Investment Committee
Mario Garcia, Jr.	44	Member of Investment Committee
Robert Peterson	63	Member of Investment Committee
Mark Levey	53	Member of Investment Committee

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